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Exhibit 3.11

CONSUMER AND CORPORATE
AFFAIRS CANADA

CANADA BUSINESS
CORPORATIONS ACT

FORM 1

ARTICLES OF INCORPORATION
(SECTION 6)

1. Name of Corporation
CASCADES DOMINION INC.

2. The place in Canada where the registered office is to be situated
Brantford, Ontario

3. The classes and any maximum number of shares that the corporation is authorized to issue:
Common shares, Class "A" preferred shares and Class "B" preferred shares in an unlimited number.
Schedule 1 attached hereto forms an integral part of this form.

4. Restrictions if any on share transfers
Schedule 2 attached hereto forms an integral part of this form.

5. Number (or minimum and maximum number) of directors
Minimum 1—Maximum 15

6. Restrictions if any on business the corporation may carry on
N/A

7. Other provisions if any
Schedule 2 attached hereto forms an integral part of this form

8. Incorporators

Names	Address (include postal code)	Signature

André Giroux	3691 Rue Laval Montréal, Québec H1X 2B1

FOR DEPARTMENTAL USE ONLY— CORPORATION NO.: 223541-2	FILED ON: JANUARY 26, 1988

CASCADES DOMINION INC.

SCHEDULE 1

Common Shares

1.
The common shares confer on their registered holders the right to

        Vote

  1.1
  Vote on the basis of one vote per share at all meetings of shareholders, except those where only the registered holders of certain specific classes of shares are entitled to vote;

        Dividends

  1.2
  Subject to the rights of the registered holders of other classes of shares, receive any dividends declared by the Corporation; and

        Dissolution

  1.3
  Share in the remaining property upon the dissolution of the Corporation in proportion to the number of shares held by them.

Class "A" Preferred Shares

and

Class "B" Preferred Shares

2.
The rights, privileges, conditions and restrictions attaching to the Class "A" preferred shares and to the Class "B" preferred shares, as classes, are as follows.

2.1
Issuance in Series

2.1.1
The Class "A" preferred shares and Class "B" preferred shares shall only be issued in series. Subject to compliance with the following provisions, the directors shall determine prior to each issuance the number and designation of the shares of each series as well as the rights, privileges, conditions and restrictions attaching to such shares. The resolution of the directors shall not require ratification by the shareholders.

2.1.2
The issuance of shares of a given series of Class "A" preferred shares or Class "B" preferred shares shall only occur after a certificate of amendment evidencing the creation of the series has been obtained.

    2.1.3
    Notwithstanding any other provisions hereof, each share of any series of Class "A" preferred shares or Class "B" preferred shares shall carry the same voting rights or the same conditions and restrictions in respect of such rights.

    2.1.4
    Notwithstanding any other provisions hereof, if amounts payable as dividends, return of capital or a premium on the return of capital are not paid in full, the shares of any series of Class "A" preferred shares or Class "B" preferred shares shall participate in the amounts payable, according to the rank of their respective class, in proportion to the amounts that would have been payable in the event of full payment.

  2.2
  Right to Vote — Except as expressly provided in the Act, the registered holders of Class "A" preferred shares and Class "B" preferred shares shall not as such have any right to receive notices of meetings of shareholders, nor to attend same or vote thereat. However, if the Act requires that voting rights be exercised by class or by series, each registered holder of Class "A" preferred shares or Class "B" preferred shares shall be entitled to one vote per share held.

  2.3
  Restrictions on Right to Vote — The registered holders of Class "A" preferred shares and Class "B" preferred shares shall not be entitled to vote separately as a class, and the registered holders of any series of Class "A" preferred shares and Class "B" preferred shares shall not be entitled to vote separately as a series, in the event of an amendment to the articles of incorporation of the Corporation within the meaning of paragraphs 170(1)a), b) and e) of the Canada Business Corporations Act.

  2.4
  Rank of Class "A" Preferred Shares and Class "B" Preferred Shares — Subject to the priority of the Class "A" preferred shares over the Class "B" preferred shares, the Class "A" preferred shares and Class "B" preferred shares, as classes, shall rank,

  2.4.1
  For the payment of dividends, or

  2.4.2
  For return of capital, and

  2.4.3
  For the payment of any dividends declared but remaining unpaid upon the liquidation or dissolution of the Corporation or any other distribution of its assets for the purpose of liquidating its affairs, prior to the common shares. The shares of each series shall rank, within a class, concurrently with the shares of any other series.

  2.5
  Liquidation — In the event of the liquidation or dissolution of the Corporation or any other distribution of its assets among its shareholders, the registered holders of the Class "A" preferred shares and Class "B" preferred shares, as classes, subject to the priority of the Class "A" preferred shares over the Class "B" preferred shares, shall be entitled to receive, before any distribution of the assets of the Corporation among the other shareholders, an amount equal to the price at which such shares were issued or, if these shares carry a redemption privilege, an amount equal to the redemption price in effect upon the distribution, and i) in the case of shares having cumulative dividends, all accrued but unpaid dividends (whether declared or not) up to the date of distribution, or ii) in the case of shares with non-cumulative dividends, all dividends declared but remaining unpaid on the date of distribution. The Class "A" preferred shares and the Class "B" preferred shares shall not confer on their registered holders any further right to participate in the profits or assets of the Corporation.

  2.6
  Prior Rank of Class "A" Preferred Shares Over Class "B" Preferred Shares — The Class "A" preferred shares shall rank prior to and in every way have priority over the Class "B" preferred shares.

  2.7
  Meetings — Any approval which, pursuant to the Canada Business Corporations Act, must be given by the registered holders of the Class "A" preferred shares and the Class "B" preferred shares, as a class or series, shall be given in accordance with the procedures prescribed in the by-laws of the Corporation for the meetings of registered holders of voting shares.

CASCADES DOMINION INC.

SCHEDULE 2

1.
No shares of the share capital of the Corporation shall be transferred or assigned without the consent of the directors evidenced by a resolution.

2.
The number of shareholders shall be limited to 50, excluding persons who are or have been employees of the Corporation or a subsidiary thereof, 2 or more persons who hold one or more shares jointly being counted as a single shareholder.

3.
Any public offerings are prohibited.

4.
Without limiting the generality of section 183 of the Canada Business Corporations Act, the Corporation may, to secure the payment of bonds, debentures and debenture-stock which it is authorized to issue under its governing laws, hypothecate, mortgage or pledge its present and future movable and immovable property which it now owns or will own in future.

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  Exhibit 3.11
CASCADES DOMINION INC. SCHEDULE 1
CASCADES DOMINION INC. SCHEDULE 2